EXHIBIT VI

Statute of the

European Investment Bank

Version dated 1 May 2004

Article 1

The European Investment Bank established by Article 266 of this Treaty(*) (hereinafter called the “Bank”) is hereby constituted; it shall perform its functions and carry on its activities in accordance with the provisions of this Treaty and of this Statute.

The seat of the Bank shall be determined by common accord of the governments of the Member States (**).

Article 2

The task of the Bank shall be that defined in Article 267 of this Treaty.

Article 3 (***)

In accordance with Article 266 of this Treaty, the following shall be members of the Bank:

–	the Kingdom of Belgium,

–	the Czech Republic,

–	the Kingdom of Denmark,

–	the Federal Republic of Germany,

–	the Republic of Estonia,

–	the Hellenic Republic,

–	the Kingdom of Spain,

–	the French Republic,

–	Ireland,

–	the Italian Republic,

–	the Republic of Cyprus,

–	the Republic of Latvia,

–	the Republic of Lithuania,

–	the Grand Duchy of Luxembourg,

(*)	Treaty establishing the European Community.

(**)	The European Investment Bank is located in Luxembourg in keeping with Protocol No. 8 on the location of the seats of the institutions and of certain bodies and departments of the European Communities.

(***)	Modified by Protocol No. 1 of the Accession Treaty of 16 April 2003.

–	the Republic of Hungary,

–	the Republic of Malta,

–	the Kingdom of the Netherlands,

–	the Republic of Austria,

–	the Republic of Poland,

–	the Portuguese Republic,

–	the Republic of Slovenia,

–	the Slovak Republic,

–	the Republic of Finland,

–	the Kingdom of Sweden,

–	the United Kingdom of Great Britain and Northern Ireland.

Article 4 (*)

1. The capital of the Bank shall be 163 653 737 000 EUR, subscribed by the Member States as follows:

Germany	26 649 532 500
France	26 649 532 500
Italy	26 649 532 500
United Kingdom	26 649 532 500
Spain	15 989 719 500
Belgium	7 387 065 000
Netherlands	7 387 065 000
Sweden	4 900 585 500
Denmark	3 740 283 000
Austria	3 666 973 500
Poland	3 411 263 500
Finland	2 106 816 000
Greece	2 003 725 500
Portugal	1 291 287 000
Czech Republic	1 258 785 500
Hungary	1 190 868 500
Ireland	935 070 000
Slovakia	428 490 500
Slovenia	397 815 000
Lithuania	249 617 500
Luxembourg	187 015 500
Cyprus	183 382 000
Latvia	152 335 000
Estonia	117 640 000
Malta	69 804 000

(*)	Modified by Protocol No. 1 of the Accession Treaty of 16 April 2003.

The unit of account shall be defined as being the euro, the single currency of the Member States participating in the third stage of Economic and Monetary Union. The Board of Governors, acting unanimously on a proposal from the Board of Directors, may alter the definition of the unit of account.

The Member States shall be liable only up to the amount of their share of the capital subscribed and not paid up.

2. The admission of a new member shall entail an increase in the subscribed capital corresponding to the capital brought in by the new member.

3. The Board of Governors may, acting unanimously, decide to increase the subscribed capital.

4. The share of a member in the subscribed capital may not be transferred, pledged or attached.

Article 5

1. The subscribed capital shall be paid in by Member States to the extent of 5% on average of the amounts laid down in Article 4 (1).

2. In the event of an increase in the subscribed capital the Board of Governors, acting unanimously, shall fix the percentage to be paid up and the arrangements for payment.

3. The Board of Directors may require payment of the balance of the subscribed capital, to such extent as may be required for the Bank to meet its obligations towards those who have made loans to it.

Each Member State shall make this payment in proportion to its share of the subscribed capital in the currencies required by the Bank to meet these obligations.

Article 6

1. The Board of Governors may, acting by a qualified majority on a proposal from the Board of Directors, decide that Member States shall grant the Bank special interest-bearing loans if and to the extent that the Bank requires such loans to finance specific projects and the Board of Directors shows that the Bank is unable to obtain the necessary funds on the capital markets on terms appropriate to the nature and purpose of the projects to be financed.

2. Special loans may not be called for until the beginning of the fourth year after the entry into force of this Treaty. They shall not exceed 400 million units of account in the aggregate or 100 million units of account per annum.

3. The term of special loans shall be related to the term of the loans or guarantees, which the Bank proposes to grant by means of the special loans; it shall not exceed twenty years. The Board of Governors may, acting by a qualified majority on a proposal from the Board of Directors, decide upon the prior repayment of special loans.

4. Special loans shall bear interest at 4% per annum, unless the Board of Governors, taking into account the trend and level of interest rates on the capital markets, decides to fix a different rate.

5. Special loans shall be granted by Member States in proportion to their share in the subscribed capital; payment shall be made in national currency within six months of such loans being called for.

6. Should the Bank go into liquidation, special loans granted by Member States shall be repaid only after the other debts of the Bank have been settled.

Article 7

1. Should the value of the currency of a Member State in relation to the unit of account defined in Article 4 be reduced, that State shall adjust the amount of its capital share paid in its own currency in proportion to the change in value by making a supplementary payment to the Bank.

2. Should the value of the currency of a Member State in relation to the unit of account defined in Article 4 be increased, the Bank shall adjust the amount of the capital share paid in by that State in its own currency in proportion to the change in value by making a repayment to that State.

3. For the purpose of this Article, the value of the currency of a Member State in relation to the unit of account, defined in Article 4, shall correspond to the rate for converting the unit of account into this currency and vice versa based on market rates.

4. The Board of Governors, acting unanimously on a proposal from the Board of Directors, may alter the method of converting sums expressed in units of account into national currencies and vice versa.

Furthermore, acting unanimously on a proposal from the Board of Directors, it may define the method for adjusting the capital referred to in paragraphs 1 and 2 of this Article; adjustment payments must be made at least once a year.

Article 8

The Bank shall be directed and managed by a Board of Governors, a Board of Directors and a Management Committee.

Article 9

1. The Board of Governors shall consist of the Ministers designated by the Member States.

2. The Board of Governors shall lay down general directives for the credit policy of the Bank, with particular reference to the objectives to be pursued as progress is made in the attainment of the common market.

The Board of Governors shall ensure that these directives are implemented.

3. The Board of Governors shall in addition:

a) decide whether to increase the subscribed capital in accordance with Article 4 (3) and Article 5 (2);

b) exercise the powers provided in Article 6 in respect of special loans;

c) exercise the powers provided in Articles 11 and 13 in respect of the appointment and the compulsory retirement of the members of the Board of Directors and of the Management Committee, and those powers provided in the second subparagraph of Article 13 (1);

d) authorise the derogation provided for in Article 18 (1);

e) approve the annual report of the Board of Directors;

f) approve the annual balance sheet and profit and loss account;

g) exercise the powers and functions provided in Articles 4, 7, 14, 17, 26 and 27;

h) approve the rules of procedure of the Bank.

4. Within the framework of this Treaty and this Statute, the Board of Governors shall be competent to take, acting unanimously, any decisions concerning the suspension of the operations of the Bank and, should the event arise, its liquidation.

Article 10

Save as otherwise provided in this Statute, decisions of the Board of Governors shall be taken by a majority of its members. This majority must represent at least 50% of the subscribed capital. Voting by the Board of Governors shall be in accordance with the provisions of Article 205 of this Treaty.

Article 11

1. The Board of Directors shall have sole power to take decisions in respect of granting loans and guarantees and raising loans; it shall fix the interest rates on loans granted and the commission on guarantees; it shall see that the Bank is properly run; it shall ensure that the Bank is managed in accordance with the provisions of this Treaty and of this Statute and with the general directives laid down by the Board of Governors.

At the end of the financial year the Board of Directors shall submit a report to the Board of Governors and shall publish it when approved.

2. The Board of Directors shall consist of twenty-six directors and sixteen alternate directors (*).

The directors shall be appointed by the Board of Governors for five years, one nominated by each Member State, and one nominated by the Commission.

The alternate directors shall be appointed by the Board of Governors for five years as shown below:

–	two alternates nominated by the Federal Republic of Germany,

–	two alternates nominated by the French Republic,

–	two alternates nominated by the Italian Republic,

–	two alternates nominated by the United Kingdom of Great Britain and Northern Ireland,

–	one alternate nominated by common accord of the Kingdom of Spain and the Portuguese Republic,

(*)	Modified by Protocol No. 1 of the Accession Treaty of 16 April 2003.

–	one alternate nominated by common accord of the Kingdom of Belgium, the Grand Duchy of Luxembourg and the Kingdom of the Netherlands,

–	one alternate nominated by common accord of the Kingdom of Denmark, the Hellenic Republic and Ireland,

–	one alternate nominated by common accord of the Republic of Austria, the Republic of Finland and the Kingdom of Sweden,

–	three alternates nominated by common accord of the Czech Republic, the Republic of Estonia, the Republic of Cyprus, the Republic of Latvia, the Republic of Lithuania, the Republic of Hungary, the Republic of Malta, the Republic of Poland, the Republic of Slovenia and the Slovak Republic,

–	one alternate nominated by the Commission.

The Board of Directors shall co-opt six non-voting experts: three as members and three as alternates.

The appointments of the directors and the alternates shall be renewable.

Alternates may take part in the meetings of the Board of Directors. Alternates nominated by a State, or by common accord of several States, or by the Commission, may replace directors nominated by that State, by one of those States or by the Commission respectively. Alternates shall have no right of vote except where they replace one director or more than one director or where they have been delegated for this purpose in accordance with Article 12 (1).

The President of the Management Committee or, in his absence, one of the Vice-Presidents, shall preside over meetings of the Board of Directors but shall not vote.

Members of the Board of Directors shall be chosen from persons whose independence and competence are beyond doubt; they shall be responsible only to the Bank.

3. A director may be compulsorily retired by the Board of Governors only if he no longer fulfils the conditions required for the performance of his duties; the Board must act by a qualified majority.

If the annual report is not approved, the Board of Directors shall resign.

4. Any vacancy arising as a result of death, voluntary resignation, compulsory retirement or collective resignation shall be filled in accordance with paragraph 2. A member shall be replaced for the remainder of his term of office, save where the entire Board of Directors is being replaced.

5. The Board of Governors shall determine the remuneration of members of the Board of Directors. The Board of Governors shall, acting unanimously, lay down what activities are incompatible with the duties of a director or an alternate.

Article 12

1. Each director shall have one vote on the Board of Directors. He may delegate his vote in all cases, according to procedures to be laid down in the rules of procedure of the Bank.

2. Save as otherwise provided in this Statute, decisions of the Board of Directors shall be taken by at least one third of the members entitled to vote representing at least fifty per cent of the subscribed capital. A qualified majority shall require eighteen votes in favour and sixty-eight per cent of the subscribed capital. The rules of procedure of the Bank shall lay down the quorum required for the decisions of the Board of Directors to be valid (*).

Article 13

1. The Management Committee shall consist of a President and eight Vice-Presidents appointed for a period of six years by the Board of Governors on a proposal from the Board of Directors. Their appointments shall be renewable (*).

The Board of Governors, acting unanimously, may vary the number of members on the Management Committee.

2. On a proposal from the Board of Directors adopted by a qualified majority, the Board of Governors may, acting in its turn by a qualified majority, compulsorily retire a member of the Management Committee.

3. The Management Committee shall be responsible for the current business of the Bank, under the authority of the President and the supervision of the Board of Directors.

It shall prepare the decisions of the Board of Directors, in particular decisions on the raising of loans and the granting of loans and guarantees; it shall ensure that these decisions are implemented.

4. The Management Committee shall act by a majority when delivering opinions on proposals for raising loans or granting loans and guarantees.

(*)	Modified by Protocol No.1 of the Accession Treaty of 16 April 2003.

5. The Board of Governors shall determine the remuneration of members of the Management Committee and shall lay down what activities are incompatible with their duties.

6. The President or, if he is prevented, a Vice-President shall represent the Bank in judicial and other matters.

7. The officials and other employees of the Bank shall be under the authority of the President. They shall be engaged and discharged by him. In the selection of staff, account shall be taken not only of personal ability and qualifications but also of an equitable representation of nationals of Member States.

8. The Management Committee and the staff of the Bank shall be responsible only to the Bank and shall be completely independent in the performance of their duties.

Article 14

1. A Committee consisting of three members, appointed on the grounds of their competence by the Board of Governors, shall annually verify that the operations of the Bank have been conducted and its books kept in a proper manner.

2. The Committee shall confirm that the balance sheet and profit and loss account are in agreement with the accounts and faithfully reflect the position of the Bank in respect of its assets and liabilities.

Article 15

The Bank shall deal with each Member State through the authority designated by that State. In the conduct of financial operations the Bank shall have recourse to the bank of issue of the Member State concerned or to other financial institutions approved by that State.

Article 16

1. The Bank shall co-operate with all international organisations active in fields similar to its own.

2. The Bank shall seek to establish all appropriate contacts in the interests of cooperation with banking and financial institutions in the countries to which its operations extend.

Article 17

At the request of a Member State or of the Commission, or on its own initiative, the Board of Governors shall, in accordance with the same provisions as governed their adoption, interpret or supplement the directives laid down by it under Article 9 of this Statute.

Article 18

1. Within the framework of the task set out in Article 267 of this Treaty, the Bank shall grant loans to its members or to private or public undertakings for investment projects to be carried out in the European territories of Member States, to the extent that funds are not available from other sources on reasonable terms.

However, by way of derogation authorised by the Board of Governors, acting unanimously on a proposal from the Board of Directors, the Bank may grant loans for investment projects to be carried out, in whole or in part, outside the European territories of Member States.

2. As far as possible, loans shall be granted only on condition that other sources of finance are also used.

3. When granting a loan to an undertaking or to a body other than a Member State, the Bank shall make the loan conditional either on a guarantee from the Member State in whose territory the project will be carried out or on other adequate guarantees.

4. The Bank may guarantee loans contracted by public or private undertakings or other bodies for the purpose of carrying out projects provided for in Article 267 of this Treaty.

5. The aggregate amount outstanding at any time of loans and guarantees granted by the Bank shall not exceed 250% of its subscribed capital.

6. The Bank shall protect itself against exchange risks by including in contracts for loans and guarantees such clauses as it considers appropriate.

Article 19

1. Interest rates on loans to be granted by the Bank and commission on guarantees shall be adjusted to conditions prevailing on the capital market and shall be calculated in such a way that the income there from shall enable the Bank to meet its obligations, to cover its expenses and to build up a reserve fund as provided for in Article 24.

2. The Bank shall not grant any reduction in interest rates. Where a reduction in the interest rate appears desirable in view of the nature of the project to be financed, the Member State concerned or some other agency may grant aid towards the payment of interest to the extent that this is compatible with Article 87 of this Treaty.

Article 20

In its loan and guarantee operations, the Bank shall observe the following principles:

1. It shall ensure that its funds are employed as rationally as possible in the interests of the Community.

It may grant loans or guarantees only:

a) where, in the case of projects carried out by undertakings in the production sector, interest and amortisation payments are covered out of operating profits or, in other cases, either by a commitment entered into by the State in which the project is carried out or by some other means; and

b) where the execution of the project contributes to an increase in economic productivity in general and promotes the attainment of the common market.

2. It shall neither acquire any interest in an undertaking nor assume any responsibility in its management unless this is required to safeguard the rights of the Bank in ensuring recovery of funds lent.

3. It may dispose of its claims on the capital market and may, to this end, require its debtors to issue bonds or other securities.

4. Neither the Bank nor the Member States shall impose conditions requiring funds lent by the Bank to be spent within a specified Member State.

5. The Bank may make its loans conditional on international invitations to tender being arranged.

6. The Bank shall not finance, in whole or in part, any project opposed by the Member State in whose territory it is to be carried out.

Article 21

1. Applications for loans or guarantees may be made to the Bank either through the Commission or through the Member State in whose territory the project will be carried out. An undertaking may also apply direct to the Bank for a loan or guarantee.

2. Applications made through the Commission shall be submitted for an opinion to the Member State in whose territory the project will be carried out. Applications made through a Member State shall be submitted to the Commission for an opinion. Applications made direct by an undertaking shall be submitted to the Member State concerned and to the Commission.

The Member State concerned and the Commission shall deliver their opinions within two months. If no reply is received within this period, the Bank may assume that there is no objection to the project in question.

3. The Board of Directors shall rule on applications for loans or guarantees submitted to it by the Management Committee.

4. The Management Committee shall examine whether applications for loans or guarantees submitted to it comply with the provisions of this Statute, in particular with Article 20. Where the Management Committee is in favour of granting the loan or guarantee, it shall submit the draft contract to the Board of Directors; the Committee may make its favourable opinion subject to such conditions, as it considers essential. Where the Management Committee is against granting the loan or guarantee, it shall submit the relevant documents together with its opinion to the Board of Directors.

5. Where the Management Committee delivers an unfavourable opinion, the Board of Directors may not grant the loan or guarantee concerned unless its decision is unanimous.

6. Where the Commission delivers an unfavourable opinion, the Board of Directors may not grant the loan or guarantee concerned unless its decision is unanimous, the director nominated by the Commission abstaining.

7. Where both the Management Committee and the Commission deliver an unfavourable opinion, the Board of Directors may not grant the loan or guarantee.

Article 22

1. The Bank shall borrow on the international capital markets the funds necessary for the performance of its tasks.

2. The Bank may borrow on the capital market of a Member State either in accordance with the legal provisions applying to internal issues or, if there are no such provisions in a Member State, after the Bank and the Member State concerned have conferred together and reached agreement on the proposed loan.

The competent authorities in the Member State concerned may refuse to give their assent only if there is reason to fear serious disturbances on the capital market of that State.

Article 23

1. The Bank may employ any available funds, which it does not immediately require to meet its obligations in the following ways:

a) it may invest on the money markets;

b) it may, subject to the provisions of Article 20 (2), buy and sell securities issued by itself or by those who have borrowed from it;

c) it may carry out any other financial operation linked with its objectives.

2. Without prejudice to the provisions of Article 25, the Bank shall not, in managing its investments, engage in any currency arbitrage not directly required to carry out its lending operations or fulfil commitments arising out of loans raised or guarantees granted by it.

3. The Bank shall, in the fields covered by this Article, act in agreement with the competent authorities or with the bank of issue of the Member State concerned.

Article 24

1. A reserve fund of up to 10% of the subscribed capital shall be built up progressively. If the state of the liabilities of the Bank should so justify, the Board of Directors may decide to set aside additional reserves. Until such time as the reserve fund has been fully built up, it shall be fed by:

a) interest received on loans granted by the Bank out of sums to be paid up by the Member States pursuant to Article 5;

b) interest received on loans granted by the Bank out of funds derived from repayment of the loans referred to in (a);

to the extent that this income is not required to meet the obligations of the Bank or to cover its expenses.

2. The resources of the reserve fund shall be so invested as to be available at any time to meet the purpose of the fund.

Article 25

1. The Bank shall at all times be entitled to transfer its assets in the currency of one Member State into the currency of another Member State in order to carry out financial operations corresponding to the task set out in Article 267 of this Treaty, taking into account the provisions of Article 23 of this Statute. The Bank shall, as far as possible, avoid making such transfers if it has cash or liquid assets in the currency required.

2. The Bank may not convert its assets in the currency of a Member State into the currency of a third country without the agreement of the Member State concerned.

3. The Bank may freely dispose of that part of its capital, which is paid up in gold or convertible currency and of any currency borrowed on markets outside the Community.

4. The Member States undertake to make available to the debtors of the Bank the currency needed to repay the capital and pay the interest on loans or commission on guarantees granted by the Bank for projects to be carried out in their territory.

Article 26

If a Member State fails to meet the obligations of membership arising from this Statute, in particular the obligation to pay its share of the subscribed capital, to grant its special loans or to service its borrowings, the granting of loans or guarantees to that Member State or its nationals may be suspended by a decision of the Board of Governors, acting by a qualified majority.

Such decision shall not release either the State or its nationals from their obligations towards the Bank.

Article 27

1. If the Board of Governors decides to suspend the operations of the Bank, all its activities shall cease forthwith, except those required to ensure the due realisation, protection and preservation of its assets and the settlement of its liabilities.

2. In the event of liquidation, the Board of Governors shall appoint the liquidators and give them instructions for carrying out the liquidation.

Article 28

1. In each of the Member States, the Bank shall enjoy the most extensive legal capacity accorded to legal persons under their laws; it may, in particular, acquire or dispose of movable or immovable property and may be a party to legal proceedings.

2. The property of the Bank shall be exempt from all forms of requisition or expropriation.

Article 29

Disputes between the Bank on the one hand, and its creditors, debtors or any other person on the other, shall be decided by the competent national courts, save where jurisdiction has been conferred on the Court of Justice.

The Bank shall have an address for service in each Member State. It may, however, in any contract, specify a particular address for service or provide for arbitration.

The property and assets of the Bank shall not be liable to attachment or to seizure by way of execution except by decision of a court.

Article 30 (*)

1. The Board of Governors may, acting unanimously, decide to establish a European Investment Fund, which shall have legal personality and financial autonomy, and of which the Bank shall be a founding member.

2. The Board of Governors shall establish the Statutes of the European Investment Fund by unanimous decision. The Statutes shall define, in particular, its objectives, structure, capital, membership, financial resources, means of intervention and auditing arrangements, as well as the relationship between the organs of the Bank and those of the Fund.

3. Notwithstanding the provisions of Article 20 (2), the Bank shall be entitled to participate in the management of the Fund and contribute to its subscribed capital up to the amount determined by the Board of Governors acting unanimously.

4. The European Community may become a member of the Fund and contribute to its subscribed capital. Financial institutions with an interest in the objectives of the Fund may be invited to become members.

5. The Protocol on the privileges and immunities of the European Communities shall apply to the Fund, to the members of its organs in the performance of their duties as such and to its staff.

The Fund shall in addition be exempt from any form of taxation or imposition of a like nature on the occasion of any increase in its capital and from the various formalities, which may be connected therewith in the State where the

(*)	The European Investment Fund (EIF) was established by the Decision, dated 25 May 1994, of the Board of Governors of the Bank, adopted following the Act of 25 March 1993 amending the Protocol on the Statute of the EIB empowering the Governors to establish a European Investment Fund (OJEC No L 173 of 7 July 1994).

Fund has its seat. Similarly, its dissolution or liquidation shall not give rise to any imposition. Finally, the activities of the Fund and of its organs carried out in accordance with its Statutes shall not be subject to any turnover tax.

Those dividends, capital gains or other forms of revenue stemming from the Fund to which the members, other than the European Community and the Bank, are entitled, shall however remain subject to the fiscal provisions of the applicable legislation.

6. The Court of Justice shall, within the limits hereinafter laid down, have jurisdiction in disputes concerning measures adopted by organs of the Fund. Proceedings against such measures may be instituted by any member of the Fund in its capacity as such or by Member States under the conditions laid down in Article 230 of this Treaty.

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